UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT
1.	Voting Results for Proposals Acted upon at the 142nd Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: June 27, 2011	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

[Cover]

Document to be filed:	Extraordinary Report

Filing to:	Director-General of the Kanto Local Finance Bureau

Date of filing:	June 24, 2011

Company name (Japanese):	Kabushiki Kaisha Komatsu Seisakusho

Company name (English):	Komatsu Ltd.

Title and name of representative:	Kunio Noji, President and Representative Director

Location of head office:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Place of contact:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Places where the document to be filed is available for public inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi-kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka City, Osaka)

1. Reason for filing
At the 142nd Ordinary General Meeting of Shareholders of Komatsu Ltd. held on June 22, 2011, resolutions of items for resolution were made, therefore, this Extraordinary Report is filed pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan.
2. Content of report
(1)	Date of the General Meeting of Shareholders June 22, 2011

(2)	Detail of the items for resolution

Item 1:	Appropriation of Surplus

The year-end dividend (year-end dividend of surplus) will be JPY 20 per one (1) common share of the Company.

Item 2:	Election of Ten (10) Directors

Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Tetsuji Ohashi, Kensuke Hotta, Noriaki Kano, Kouichi Ikeda, Mamoru Hironaka, Mikio Fujitsuka and Fujitoshi Takamura will be elected as Directors.

Item 3:	Election of One (1) Corporate Auditor

Mr. Hiroyuki Kamano will be elected as a Corporate Auditor.

Item 4:	Payment of Bonuses for Directors

The Company will pay bonuses within the range of JPY 357 million in total to the ten (10) Directors who were in office as of the end of the 142nd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company will issue Stock Acquisition Rights without consideration of no more than 2,529 units (the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 252,900 shares) as stock-based remuneration to employees of the Company and Directors of major subsidiaries of the Company and the Company’s Board of Directors will be given the authority to issue such Stock Acquisition Rights.

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(3)	Number of voting rights that were exercised as the manifestation of the intention of approval, disapproval or abstention for the items for resolution; requirements for adoption thereof; and resolution results thereof

				Requirement	Resolution Result
Items for Resolution	Approved	Disapproved	Abstained	for Adoption	(Approval Rate)
Item 1	7,255,225	77,077	13,542	(Note 1)	Approved (96.03%)
Item 2				(Note 2)
Mr. Masahiro Sakane	7,291,747	35,413	18,408		Approved (96.51%)
Mr. Kunio Noji	7,291,339	35,819	18,409		Approved (96.50%)
Mr. Yoshinori Komamura	7,225,280	97,253	23,034		Approved (95.63%)
Mr. Tetsuji Ohashi	7,230,828	91,704	23,036		Approved (95.70%)
Mr. Kensuke Hotta	7,108,319	217,872	19,377		Approved (94.08%)
Dr. Noriaki Kano	7,306,720	24,096	14,753		Approved (96.71%)
Mr. Kouichi Ikeda	7,305,612	25,208	14,749		Approved (96.69%)
Mr. Mamoru Hironaka	7,225,272	97,259	23,036		Approved (95.63%)
Mr. Mikio Fujitsuka	7,245,547	76,985	23,035		Approved (95.90%)
Mr. Fujitoshi Takamura	7,225,211	97,319	23,038		Approved (95.63%)
Item 3				(Note 2)
Mr. Hiroyuki Kamano	7,313,318	18,469	14,130		Approved (96.80%)
Item 4	7,105,652	197,462	42,799	(Note 1)	Approved (94.05%)
Item 5	7,075,090	256,697	14,140	(Note 3)	Approved (93.64%)
Notes:
1.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.

2.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.

3.	The requirement for adoption is two thirds or more of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.

4.	The approval ratio was calculated by adding the number of voting rights of all of the shareholders present at the meeting to the denominator.
(4)	Reason why a portion of the number of voting rights of the shareholders present at the meeting were not included in the number of voting rights

By regarding the number of voting rights exercised by the date immediately before the date of the meeting and the number of voting rights of some of the shareholders present at the meeting whose intention of approval or disapproval of each item was confirmed as the total number of voting rights, the requirement for adoption of each item was satisfied and resolutions have been legally adopted pursuant to the Corporation Act. Therefore, the number of voting rights whose intention of approval, disapproval or abstention was not confirmed has not been included in the calculation.
END

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